NUTRANOMICS, INC.

605 Portland Ave.

Unit 154

Gladstone, OR 97027

(408) 495-3142

OCTOBER 18, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re: Nutranomics, Inc.

Form 1-A POS: Request for Qualification

File No. 024-11594

Nutranomics, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 10:00 AM EDT on Thursday, October 20, 2022, or as soon as practicable thereafter. We confirm that the state of Connecticut is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Jonathan Bishop
Jonathan Bishop CEO